Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross named to Dow Jones Sustainability World Index

for third consecutive year

Toronto, Ontario, September 12, 2013 – Kinross Gold Corporation (TSX: K, NYSE:KGC) announced today that it has been named to the Dow Jones Sustainability World Index (DJSI) for the third consecutive year, and to the Dow Jones Sustainability North America Index for the fourth consecutive year.

“We are honoured to be included among the global leaders in corporate responsibility through our listing on the DJSI World Index,” said James Crossland, Executive Vice-President, Corporate Affairs. “This is a testament to our employees’ strong and ongoing commitment to responsible mining.”

The Dow Jones Sustainability World Index is composed of global sustainability leaders through a corporate sustainability assessment. The index represents the top 10% of the largest 2,500 companies in the Dow Jones Global Total Stock Market Index based on a thorough analysis of corporate economic, environmental and social performance.

For more information about Kinross’ corporate responsibility performance and initiatives visit our latest corporate responsibility report at: http://takingresponsibility2011.kinross.com/.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Chile, Ghana, Mauritania, Russia and the United States, employing approximately 9,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell

Vice-President, Corporate Communications

phone: 416-365-2726

steve.mitchell@kinross.com

Investor Relations Contact
Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com